

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2014

Via E-mail
Angel Reglero
Senior Executive Vice President
and Chief Financial Officer
BBVA Compass Bancshares, Inc.
2200 Post Oak Blvd.
Houston, TX 77056

> Re: **BBVA Compass Bancshares, Inc.**
>   **Amendment #1 to Registration Statement on Form 10-12(G)**
>   **Filed January 21, 2014**
>   **File No. 000-55106**

Dear Mr. Reglero:

We have reviewed your registration statement and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Nine Months Ended September 30, 2013 and 2012

Noninterest Income, page 44

1. We note your response to prior comment ten in our letter dated December 19, 2013. Please revise to disclose and quantify the changes in OREO income and the increase in revenue from the Company's broker dealer which occurred during the periods presented.

Noninterest expense, page 48

2. We note your response to prior comment eleven in our letter dated December 19, 2013. Please revise to disclose and quantify the changes in FDIC Insurance, other real estate

owned expenses and provisions for unfunded commitments and letters of credit which occurred during the periods presented.

Asset Quality, page 53

3. We note your response to prior comment sixteen in our letter dated December 19, 2013. Please revise to also include a rollforward of accruing TDRs for the periods presented.

4. We note your response to prior comment eighteen in our letter dated December 19, 2013. Please confirm that write-downs of other real estate owned are classified within noninterest expense in accordance with Rule 9-04.14 of Regulation S-X.

Business Segment Results, page 76

5. Please revise the disclosures relating to the goodwill impairment charges to address how the respective goodwill impairment charges were determined in both fiscal years 2010 and 2011.

Unaudited Condensed Consolidated Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note (4) Loans and Allowance for Loan Losses, page 125

6. We note your response to prior comment twenty four in our letter dated December 19, 2013. Please revise to include a table that reconciles the remaining contractual amount of the purchased credit impaired loans to the carrying value. Within this reconciliation you should include the nonaccretable difference, the expected cash flows and the accretable difference for each of the periods presented.

7. We note your response to prior comment twenty six in our letter dated December 19, 2013. Please tell us and disclose the impact of the change in policy (e.g. increased loan chargeoffs or increased loan loss provisions) when it was adopted in fiscal 2013. Further, tell us whether the company is able to quantify what the impact would have been on prior periods as a result of this change.

8. We note your response to prior comment twenty seven. Please revise to disclose how these loans were categorized prior to being classified as nonperforming TDRs due to the change in methodology. Also, disclose the types and amounts of loans affected by this change which resulted in the increased loan loss provision during the second quarter of 2013.

Notes to Consolidated Financial Statements

Note (23 Segment Information, page 235

9. We note your response to prior comment eight in our letter dated December 19, 2013. We note the company is able to identify the goodwill impairment charges recorded for each of the identified reporting segments for the periods presented in MD&A and has disclosed the remaining goodwill attributable to each of the these segments in Note 8 to the financial statements. The "Goodwill" accounting policy states that goodwill is assigned to each of the Company's reporting units. Thus, please explain to us, in greater detail, the reasons for restating the segment information included in Note 23 to the audited financial statements, to include the goodwill impairment within the "Corporate Support and Other Segment" as opposed to the specifically identified segments.

You may contact Marc Thomas at (202) 551-3452 or me at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or Mike Clampitt (202) 551-3434 with any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriquez
Accounting Branch Chief

cc: Via E-mail
       Kirk Pressley